UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42669

PITANIUM LIMITED

(Registrant’s Name)

30F, Gravity, 29 Hing Yip Street,

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Suspension of Trading

On October 3, 2025, the U.S. Securities and Exchange Commission (the “SEC”) issued an order suspending trading in the securities of Pitanium Limited (the “Company,” and with its subsidiaries, the “Group”) for the period from 4:00 a.m. ET on October 6, 2025, through 11:59 p.m. ET on October 17, 2025, which is available at https://www.sec.gov/enforcement-litigation/trading-suspensions. On October 6, 2025, the Company received an information request from The Nasdaq Stock Market LLC (“Nasdaq”) for certain information and documents. The Company has not participated in any price manipulation activity and, to the best of its knowledge, is not aware of any such activity involving its directors or officers. The Company will fully cooperate with both the SEC and Nasdaq, and other regulatory authorities as necessary. The Group’s business operations remain normal, and there has been no material change to the Group’s business operations or financial position as of the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2025	PITANIUM LIMITED

	By:	/s/ Ying Yeung Wong
	Name:	Ying Yeung Wong
	Title:	Chief Executive Officer and Director